AMERICAN ULTIMATE DISC LEAGUE, LLC

FINANCIAL STATEMENTS
Together with
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

FOR THE YEAR ENDED
SEPTEMBER 30, 2019 AND 2018

Tang & Lee, LLP

Certified Public Accountants

AMERICAN ULTIMATE DISC LEAGUE, LLC

Contents

FOR THE YEARS ENDED SEPTEMBER 30, 2019 AND 2018

Independent Accountants' Review Report	1 - 2
Financial Statements	
Balance Sheets	3
Statement of Operations and Members' Equity (Deficit)	4
Statement of Cash Flow	5
Notes to Financial Statements	6 - 14

Tang & Lee, LLP *Certified Public Accountants* Member of AICPA and CalCPA
851 Burlway Road, Suite #301, Burlingame, CA 94010 Tel:650-692-6865 Fax:650-692-6866

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
American Ultimate Disc League, LLC
Los Gatos, California

We have reviewed the accompanying financial statements of American Ultimate Disc League, LLC (the Company), which comprise the balance sheets as of September 30, 2019 and 2018, and the related statements of operations and members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that uncertainty exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to that matter.

Tang & Lee, LLP

Burlingame, California
October 19, 2020

AMERICAN ULTIMATE DISC LEAGUE, LLC
Balance Sheets
As of September 30, 2019 and 2018

	September 30 2019	September 30 2018
ASSETS		
Current assets		
Cash and cash equivalents	$ 265,314	$ 634,898
Accounts receivable, net	105,151	25,649
Loan receivable	701	5,749
Total current assets	371,166	666,296
Other assets		
Franchise	7,500	7,500
Total other assets	7,500	7,500
Total assets	$ 378,666	$ 673,796
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable	$ 90,063	$ 30,807
State income tax payable	3,300	-
Related party advances	274,733	360,044
Accrued liabilities	8,450	8,450
Total current liabilities	376,546	399,301
Long-term liabilities		
Accrued interest	47,826	57,297
Related party note payable	478,000	478,000
Convertible debenture	337,160	-
Total long-term liabilities	862,986	535,297
Total liabilities	1,239,532	934,598
Commitments and contingency		
Members' equity (deficit)		
Members' equity (deficit)	368,098	368,098
Incentive unit awards	28,152	-
Series B investments	492,998	495,465
Subscription receivable	-	(177,305)
Retained earnings	(1,750,114)	(947,060)
Total members' equity (deficit)	(860,866)	(260,802)
Total liabilities and members' (deficit) equity	$ 378,666	$ 673,796

See accompanying notes and independent accountants' review report.

AMERICAN ULTIMATE DISC LEAGUE, LLC
Statement of Operations and Members' Equity (Deficit)
For the years ended September 30, 2019 and 2018

	September 30 2019	September 30 2018
Revenue	$ 719,085	$ 450,420
Cost of revenue	563,265	414,204
Gross profit (loss)	155,820	36,216
Operating expenses		
Advertising and marketing	530,566	286,756
General and administrative	425,826	608,120
Total operating expenses	956,392	894,876
Income (loss) from operations	(800,572)	(858,660)
Other income (expenses) :		
Interest income	-	1,130
Interest expense	(25,708)	(18,403)
Income (loss) before income taxes	(826,280)	(875,933)
Provision for state income tax	(3,300)	-
Net income (loss)	$ (829,580)	$ (875,933)
Members' equity (deficit)		
Beginning balance of members' equity (deficit)	(260,802)	296,971
Prior period adjustment	26,525	-
Restated beginning balance	(234,277)	296,971
Incentive unit awards	28,152	-
Series B investments	(2,466)	495,465
Subscription receivable	177,305	(177,305)
Net income (loss)	(829,580)	(875,933)
Ending balance of members' equity (deficit)	$ (860,866)	$ (260,802)

See accompanying notes and independent accountants' review report.

AMERICAN ULTIMATE DISC LEAGUE, LLC
Statement of Cash Flow
For the years ended September 30, 2019 and 2018

	September 30 2019	September 30 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (829,580)	$ (875,933)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(79,502)	38,798
Increase (decrease) in liabilities:		
Accounts payable	59,256	(27,940)
State income tax payable	3,300	-
Accrued interest	(9,470)	18,403
Related party advances	(85,311)	300,000
Prior period adjustment	26,525	-
NET CASH PROVIDE/(USED) BY OPERATING ACTIVITIES	(914,782)	(546,672)
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) or decrease on loan receivable	5,048	(458)
NET CASH PROVIDE/(USED) BY INVESTING ACTIVITIES	5,048	(458)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subscription receivable	177,305	(177,305)
Convertible debenture	337,160	-
Incentive unit awards	28,152	-
Series B investments	(2,467)	495,465
NET CASH PROVIDE/(USED) BY FINANCING ACTIVITIES	540,150	318,160
NET INCREASE(DECREASE) IN CASH	(369,584)	(228,970)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	634,898	863,868
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 265,314	$ 634,898

Supplementary information:

Cash paid during the year:		
Income taxes	$ -	$ -
Interest expenses	$ 35,179	$ -

See accompanying notes and independent accountants' review report.

1 ORGANIZATION

American Ultimate Disc League, LLC (the Company or AUDL) was formed on January 10, 2013 in the State of Delaware. The Company's headquarter is located in Los Gatos, California. The Company owns and operates a professional ultimate disc sports league. It promotes, develops and secures all activities of sporting events from the beginning of April to the end of August in the United States and Canada. The Commissioner, is elected by the Company's executive council and Team members, and is authorized to secure the rules and regulations of seasonal and off-seasonal activities among team members. In addition, the Commissioner is authorized to approve territorial licenses for new teams in major metropolitan cities in the United States or Canada. Teams are assigned to operating territories within which they have the right and obligation to play AUDL games. They are independently owned businesses, and retain certain broadcasting rights, such as cable, television and radio within an agreed metropolitan market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America "US GAAP".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

Cash and cash equivalents consist of cash on hand and all unrestricted highly liquid investments with maturities of three months or less.

Financial Instruments Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk, consist of cash and cash equivalents and accounts receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

At September 30, 2019 and 2018, the Company has a concentration of credit risk represented by cash balances, in a commercial bank, that occasionally exceed current federal deposit insurance limits of $250,000. The financial stability of the institution is continually reviewed by management. And the management believes that the risk of instability is low.

Accounts Receivable and Allowance for Doubtful Accounts

The management of the Company has constantly reviewed accounts receivable and the collectability of each customer account. As of September 30, 2019, and 2018, total balance was $111,494 and $31,993 with recognized bad debt allowance of $6,344, respectively.

Loan Receivable

Loan receivable is recorded at principal amount and are interest-bearing. The Company maintains an allowance to reserve for potential uncollectible loans. As of September 30, 2019, and 2018, the balance of loan receivable was $701 and $5,749 with zero allowance, respectively.

Franchises and Territory Rights

Costs to acquire territory rights for franchises are capitalized on the balance sheet at cost. The Company evaluates these assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the carrying value may exceed its fair value.

As of September 30, 2019, and 2018, there were 22 and 21 franchises, respectively, and one franchise was sold during the year ended September 30, 2019. The franchises include territory rights.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue Recognition

The Company recognizes revenue from broadcast and social media advertising, merchandise sales, licensing, sponsorships, and territory rights when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances where revenue is earned over a period of time.

For territory rights, revenues are recognized after the franchise agreement for a specific territory has been executed and the initial obligations of the Company, if any, have been performed. Sponsorship and advertising revenue are recognized when earned, and merchandise revenue is recognized when goods have been shipped. Licensing revenue is recognized when the license is granted, or as applicable, over the term of the license.

Advertising

The Company entered several yearly contracts for advertising and marketing. The Company expenses advertising costs as incurred. During the year ended September 30, 2019 and 2018, the Company incurred $530,566 and $286,756 of advertising and marketing expenses, respectively.

Fair Value of Financial Instruments

The Company's financial instruments include cash, receivables, franchise, investments and payables. The carrying value of cash, receivables and accounts payables approximates fair value due to the short-term nature of these balances.

Generally accepted accounting principles (GAAP) provide guidance on how fair value should be determined when financial statement elements are required to be measured at fair value. Valuation techniques are ranked in three levels depending on the degree of objectively of the inputs used with each level:

Level 1 inputs – quoted prices in active markets for identical assets
Level 2 inputs – quoted prices in active or inactive markets for the same or similar assets.
Level 3 inputs – estimates using best information available when there is little or no market

The Company is required to measure certain financial instruments at fair value in accordance with GAAP. The techniques used to measure the fair values are level 1, level 2 and level 3, and are described in the Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

The Company, a limited liability company, is a pass-through entity for Federal and State income tax purposes. Income and loss realized by a limited liability company are passed through to the members. Accordingly, no tax provision has been made for federal purpose. However, for the year ended September 30, 2019, the Company is required to pay $2,500 LLC fee, and $800 annual LLC tax while it is operated in California. There is no state tax provision for the year ended September 30, 2018 since the Company was operated in Delaware. The Company is also subject to income tax examinations by tax authorities for all periods since 2016. The Company currently is not under examination by any tax authorities.

3. RELATED PARTY ADVANCES

Members of the Company have advanced funds to the Company to pay for operating expenses and other costs. The advances are due on demand and carry no interest. The related party advances totaled $274,732 and $360,044 as of September 30, 2019 and 2018, respectively.

4. RELATED PARTY NOTE PAYABLE

On September 30, 2016, the Company issued two promissory notes to an LLC which has same management, one in the face amount of $128,000 dated January 18, 2013 and one in the face amount of $350,000 dated September 30, 2014. The $128,000 note shall be due on the earlier of (a) demand made on or after October 1, 2021 or (b) December 31, 2022. The $350,000 note shall be due on the earlier of (a) demand made on or after October 1, 2021 or (b) December 31, 2023. The interest rate is 3.25%. As of September 30, 2019, and 2018, accrued interest for related party note payable is $34,994 and $57,297, respectively.

5. CONVERTIBLE DEBENTURE

In September 2014, the Company executed a convertible debenture purchase agreement, which permitted the issuance of up to an aggregate amount of $2,000,000 in convertible debt. Concurrently, the Company issued convertible debt with a total principal amount of $450,000 to a member of the Company. During the year ended September 30, 2015, the Company issued additional convertible debt with a total principal amount of $650,000, all of which was to related parties. The notes were issued with an interest rate of 5% per annum, a maturity date of September 30, 2020, and a conversion price of $1.00 per notional unit. In accordance with and for the purposes of the convertible debt agreement, 50,000 notional units were deemed to constitute a fully diluted one percent (1%) interest in the Company. Upon a qualified financing

event, the outstanding principal and accrued interest automatically convert at a discounted conversion price, which is the lower of: (a) $1.00 per notional unit or (b) 80% of the price per notional unit paid by investors in the financing event. As this beneficial conversion feature was based on a contingent event, recognition of the beneficial conversion feature was deferred until the contingency was extinguished. A qualified financing event under the terms of the convertible debt agreement occurred during the year ended September 30, 2016.

The current balance of convertible debentures is a result of the 2019 Convertible Debentures, a separate financing to the one that occurred in the 2014/15/16. No qualified financing event has occurred for the 2019 debenture. As of September 30, 2019, the balance of convertible debenture was $337,160.

6. INCENTIVE UNITS AWARDS

On January 1, 2019, the American Ultimate Disc League, LLC Equity Incentive Plan was adopted. The plan is intended to further the growth and success of the Company, by (a) enabling service providers to acquire equity interests in the Company, thereby increasing their personal stake in the Company's growth and success, (b) providing a means of rewarding outstanding service by such service providers, and (c) aiding retention.

On May 1, 2019, the Company approved to grant to a participant of 257,508 incentive units pursuant to the terms of the incentive unit award agreement. The participant is the Company's CEO and the incentive units vest based on the achievement of certain performance targets. As of September 30, 2019, deemed value per incentive unit for 86b Election is $0.10922. This was evaluated by the Company and the total value of incentive unit was $28,125.

7. MEMBERS' EQUITY (DEFICIT)

During the year ended September 30, 2018, the Company sold 150,199 membership units for gross proceeds of $495,465 through a Regulation Crowdfunding offering. In connection with the offering, the Company incurred $56,255 of offering costs. The Company received $261,905 during the year ended September 30, 2018 and recognized a subscription receivable of $177,305 as of September 30, 2018 for the remainder of the net proceeds.

As of September 30, 2019, the Company sold 150,199 membership units for gross proceeds of $492,998 through a Regulation Crowdfunding offering which shown as Series B Investments in the financial statements. The difference between the balances as of September 30, 2019 and 2018 was adjusted in 2019 as prior period adjustment.

The Company's losses are allocated to members only to the extent that such loss allocation will not create or increase a capital account deficit for that member. Losses not allocated to a

member due to this loss limitation will be reallocated to the other members. Reallocated losses will be taken into account in determining subsequent allocations of income and losses.

The Company's profits are allocated first to the extent of and in proportion to any losses previously allocated to the members until the cumulative amount of net profits allocated to each member equals the cumulative amount of net losses allocated to each member. Thereafter, the Company's profits are allocated pro rata, in accordance with each member's percentage interest.

The Company has incurred a prior period adjustment in the amount of $26,525, which resulted from the discrepancy of beginning balance of members' equity (deficit). The correction has no effect on the current year's operation.

8. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $826,280 and $875,933 for the year ended September 30, 2019 and 2018, respectively. The Company will require additional capital or significant increases in revenues to cover losses. These matters raise uncertainty about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through convertible debenture and crowdfunding activities. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could negatively impact its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

The management of the Company has reviewed the results of operation and evaluated subsequent events for the period of time from its year ended September 30, 2019 through October 19, 2020, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements. However, the following event has occurred and the nature of which would require disclosure.

a. Many people have been affected by pandemic COVID-19 starting in the month of March throughout the country. As a result, the shelter-in-place orders were declared on March 17, 2020 and remain in effect today. As a result, the AUDL games were cancelled during the season from April to August. The work has been reduced and the management staff are recommended to work at home. The impact of this pandemic on the Company's results of operation, financial position, and liquidity in the coming year has not been determined as of today.

b. The Company applied for an Economic Injury Disaster Loan (EIDL) administered by Small Business Administration of Federal government. The EIDL program is designed to provide economic relief to businesses that are currently experiencing a temporary loss of revenue due to coronavirus (COVID-19). On June 13, 2020, the Company received EIDL relief in the amount of $107,500. The monthly payment including principal and interest is $524 and will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum.

c. The Company is offering up to $1,000,000 in convertible debentures in an offering of the 2019 convertible debentures with a minimum subscription amount of $25,000. The final closing of the purchase and sale of the securities shall take place on September 30, 2020. As of September 30, 2020, $1,000,000 convertible debentures will convert upon a Qualified Equity Financing of $1,000,000 and will convert to Series A Unites at a 20% discount to the price of the next round of equity founding.

d. On November 5, 2019, the Company formed an LLC to bring together industry leading expertise and partnerships as a developer of sports data collection, fan applications and video games and plans to offer public access to monetize its licensed data and applications.

10. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 825-10-50. The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2019 and 2018.

	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Balance as of September 30, 2019**
Cash and cash equivalents	$265,314			$265,314
Accounts receivable, net	105,151			105,151
Loan receivable		$701		701
Franchise		7,500		7,500
Total	**$370,465**	**$8,201**	**$-0-**	**$378,666**
Accounts payable	$90,063			$90,063
State income tax payable	3,300			3,300
Related party advances	274,733			274,733
Accrued liabilities	8,450			8,450
Accrued interest	47,826			47,826
Related party note payable		$478,000		478,000
Convertible Debenture		337,160		337,160
Total	**$424,372**	**$815,160**	**$-0-**	**$1,239,532**

	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Balance as of September 30, 2018**
Cash and cash equivalents	$634,898			$634,898
Accounts receivable, net	25,649			25,649
Loan receivable		$5,749		$5,749
Franchise		7,500		7,500
Total	**$660,547**	**$13,249**	**$-0-**	**$673,796**
Accounts payable	$30,807			$30,807
Related party advances	360,044			360,044
Accrued liabilities	8,450			8,450
Accrued interest	57,297			57,297
Related party note payable		$478,000		478,000
Total	**$456,598**	**$478,000**	**$-0-**	**$934,598**